May 27, 2014

VIA EDGAR & FEDERAL EXPRESS

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Southwestern Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-08246

Dear Mr. Skinner:

This letter sets forth the responses of Southwestern Energy Company (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2014 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).  For your convenience, each of the Staff’s comments is reprinted in bold below.  With the Staff’s permission, where the responses indicate that the Company will revise its disclosures and/or make additional disclosures, the Company requests permission to do so in its future filings of the type to which the comment relates.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 3

Our Operations, page 11

Fayetteville Shale, page 11

1. Please tell us the extent to which you have any proved undeveloped reserves as of December 31, 2013 assigned to undrilled locations on leases obtained from the Bureau of Land Management in the Ozark National Forest.

As of December 31, 2013, there were no proved undeveloped reserves assigned to undrilled locations on leases obtained from the Bureau of Land Management in the Ozark National Forest.

Mr. Brad Skinner

Securities and Exchange Commission

May 27, 2014

Financial Statements and Supplementary Data, page 64

Natural Gas and Oil Producing Activities (Unaudited), page 77

Natural Gas and Oil Reserve Quantities, page 79

2.  Please expand your disclosure of the changes in the net quantities of proved reserves to include an appropriate explanation of the significant changes relating to extensions, discoveries and other additions for the periods ending 2013, 2012 and 2011 to comply with the requirements in FASB ASC paragraph 932-235-50-5.

The Company respectfully submits that the requirements of FASB ASC paragraph 932-235-50-5 are met by the disclosures included on pages 6 through 14 of Item 1 of the Company’s 2013 Form 10-K in “Our Proved Reserves,” “Our Reserve Replacement” and “Our Operations.”  These sections provide commentary on the Company’s reserves including extensions, discoveries and other additions, revisions, production and dispositions.  Furthermore, these sections explain that the Company’s two primary production assets, the Fayetteville Shale and the Marcellus Shale, have been responsible for the vast majority of the Company’s proved reserve additions over the past three years.  Specifically, for the year ended December 31, 2013 the following significant changes and related disclosures are noted on pages 6 through 14:

•	Extensions, discoveries and other additions (3,283,495 MMcf and 229 MBbls)
o	2,340 Bcfe (page 9) proved undeveloped additions – 1,530 Bcfe in Fayetteville Shale and 810 Bcfe in Marcellus Shale
o

556 Bcfe proved developed additions in Fayetteville Shale – Calculated utilizing end of year total proved reserves of 4,795 Bcfe (page 7),  beginning of year total proved reserves of 2,988 Bcf (page 12), proved undeveloped additions of 1,530 Bcfe (page 9), production of 486 Bcfe (page 7), upward price revisions of 191 Bcf (page 10) and upward performance revisions of 16 Bcf (page 10).

o	390 Bcfe proved developed additions in Marcellus Shale – Calculated utilizing total reserve additions of 1,200 Bcf (page 10) and proved undeveloped additions of 810 Bcfe (page 9)
•	Revisions of previous estimates (325,374 MMcf and 88 MBbls) – 326 Bcfe (page 10) further detailed between price revisions and performance revisions by area (page 10).
•

Production (655,704 MMcf and 188 MBbls) – 657 Bcfe (page 7) further detailed on page 7 as 486 Bcfe from Fayetteville Shale, 151 Bcfe from Marcellus, 12 Bcfe from Arkoma Basin, 6 Bcfe from East Texas and 2 Bcfe from New Ventures.

In future annual reports on Form 10-K, the Company will add additional cross-references to the Item 1 sections referenced above or otherwise provide information within Item 8 to comply with disclosure requirements applicable to its proved reserves.

Mr. Brad Skinner

Securities and Exchange Commission

May 27, 2014

Exhibit 99.1

3.  Please reconcile for us each of the following differences between the reserves information as of December 31, 2013 presented in Exhibit 99.1 and the corresponding information presented in the filing on Form 10-K:

o   Total proved undeveloped reserves of 2,376,582 MMcf of natural gas disclosed in Exhibit 99.1 compared to 2,736,582 MMcf of natural gas disclosed on page 79 of Form 10-K.

o   Total undiscounted pre-tax future net revenue of $10,707,064 thousand dollars disclosed in Exhibit 99.1 compared to $10,102,110 thousand dollars derived from the future pre-tax cash inflows of $22,624,562 thousand dollars less the future production costs of $8,895,956 thousand dollars and the future development costs of $3,626,496 thousand dollars disclosed on page 80 of Form 10-K.

o  Total proved present worth discounted at 10% (pre-tax PV-10) of $5,147 million dollars disclosed in Exhibit 99.1 compared to $5,129 million dollars on page 7 of Form 10-K.

With respect to the Staff’s first bullet point, the Company advises the Staff that the Company’s December 31, 2013 Proved Undeveloped Reserves totaled 2,736,582 MMcf of natural gas,  as disclosed on page 79 of the 2013 Form 10-K,  rather than the 2,376,582 MMcf of natural gas disclosed in Exhibit 99.1.  The quantity of Proved Undeveloped Reserves disclosed in the February 6, 2014 Reserve Audit Report prepared by Netherland, Sewell & Associates, Inc. (“NSAI”) as delivered to the Company is 2,736,582 MMcf and is the same as the Company’s disclosure on page 79 on the Form 10-K.  During the Company’s preparation of Exhibit 99.1 in a format acceptable by the Commission, two numbers contained within the quantity of Proved Undeveloped Reserves were transposed, which caused the Proved Undeveloped gas reserves quantity in Exhibit 99.1 to be understated by 360,000 MMcf of natural gas.  The other figures in this exhibit, including the Total Proved Reserve quantity, were replicated correctly.    The Company considers the understatement of proved undeveloped reserves within Exhibit 99.1 to be immaterial to its overall disclosure of proved reserves in the 2013 Form 10-K and, as such, respectfully requests that no action need be taken beyond referring to the correct quantity in future filings as applicable.

With respect to the Staff’s second bullet point, the Company respectfully offers the following clarification pertaining to total undiscounted pre-tax future net revenue.  The $604,954 thousand difference between the future net cash flow amount (excluding future income tax expense)  of $10,102,110 thousand,  derived from page 80 of the 2013 Form 10-K, and the undiscounted future net revenue amount of $10,707,064 thousand,  disclosed in Exhibit 99.1,  is attributable to certain adjustments made by the Company to present its standardized measure of discounted future net cash flows on page 80 in conformity with FASB ASC Topic 932, Extractive Activities – Oil and Gas.  These adjustments are primarily related to the addition of undiscounted asset retirement obligations (“ARO”),

Mr. Brad Skinner

Securities and Exchange Commission

May 27, 2014

for proved reserve locations that existed as of December 31, 2013, to the amount of future development costs.  The exclusion of such ARO amounts are not material to the discounted present value for reserve determination purposes and, as such, were not provided to NSAI by the Company and were not included in future development costs for determination of the Company’s proved reserves by NSAI or the Company.

With respect to the Staff’s third bullet point, the $18 million difference between the discounted present worth of $5,147 million disclosed in Exhibit 99.1 and the $5,129 million disclosed on page 7 of the 2013 Form 10-K is primarily attributable to the ARO difference referenced above.  The exclusion of such ARO amounts are not material to the discounted present value for reserve determination purposes and, as such, were not provided to NSAI by the Company and were not included in future development costs for determination of the Company’s proved reserves by NSAI or the Company.

4.  The reserves audit report discloses that the Company has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent (PV-10) based on year-end constant prices and costs. Please quantify for us the total number of locations and the net quantities of proved reserve attributable to locations with negative present worth discounted at 10% as of December 31, 2013. Also, please refer to Question 131.04 in the SEC Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and affirm management is committed to drilling all such proved undeveloped locations. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

As of December 31, 2013, there were 268 proved undeveloped locations totaling 662 Bcf  that were associated with a negative present worth when discounted at 10 percent.  The Company affirms these locations are part of its current development plan, as adopted by management, to be drilled within five years of initial disclosure.

In connection with the Company’s responses to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brad Skinner

Securities and Exchange Commission

May 27, 2014

The Company believes the foregoing fairly responds to the Staff’s questions in its letter dated May 13, 2014 and is prepared to provide the Staff with additional information.  Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Josh Anders, Vice President and Controller, at (281) 618-7708 or the undersigned at (281) 618-2808.

Very truly yours,

/s/R. CRAIG OWEN

R. Craig Owen
Senior Vice President and Chief Financial Officer

cc:	Ms. Jodi Probst, PricewaterhouseCoopers LLP
Mr. C.H. (Scott) Rees III, Netherland, Sewell & Associates, Inc.
Mr. Connor B. Riseden, Netherland, Sewell & Associates, Inc.
Mr. William J. Knights, Netherland, Sewell & Associates, Inc.